Securities and Exchange Commission

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d/16 of

the Securities Exchange Act of 1934

April 2005

AEGON N.V.

AEGONplein 50

2591 TV THE HAGUE

The Netherlands

On April 28, 2005, Vereniging AEGON issued a press release, which is included as appendix and incorporated herein by reference.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AEGON N.V.
(Registrant)

Date: April 29, 2005	By	/s/ E. Lagendijk
E. Lagendijk
Senior Vice President and
General Counsel